
RECD S.E.C.
MAR 1 2 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

ASIA PULP & PAPER COMPANY LTD
(Translation of Registrant's Name Into English)

118 Pioneer Road, Singapore 639598, Republic of Singapore
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

On March 11, 2002 Asia Pulp & Paper Company Ltd. ("APP") announced its environmental and wood supply update, debt restructuring process update, preliminary results for its Indonesian subsidiaries for the nine months ended September 30, 2001, results for its Indonesian subsidiaries for the year ended December 31, 2000 and production, sales volume and operating data for its Indonesian subsidiaries for 2001.

A copy of the press release is included in this Form 6-K.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-7364) which was filed on August 1, 1997 with the Securities and Exchange Commission and was declared effective on September 2, 1997.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-10284) which was filed on April 26, 1999 with the Securities and Exchange Commission and was declared effective on May 10, 1999.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-10636) which was filed on July 29, 1999 with the Securities and Exchange Commission and was declared effective on August 2, 1999.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-11000) which was filed on October 13, 1999 with the Securities and Exchange Commission and was declared effective on October 13, 1999.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-11258) which was filed on December 20, 1999 with the Securities and Exchange Commission and was declared effective on December 27, 1999.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-11646) which was filed on March 14, 2000 with the Securities and Exchange Commission and was declared effective on March 14, 2000.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-11908) which was filed on May 4, 2000 with the Securities and Exchange Commission and was declared effective on May 4, 2000.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-12080) which was filed on June 2, 2000 with the Securities and Exchange Commission and was declared effective on June 2, 2000.

 **APP** ASIA PULP & PAPER COMPANY LTD

118 Pioneer Road, Singapore 639598 Main Line Number: (65) 477-6118 Main Fax Number: (65) 477-6116

FOR IMMEDIATE RELEASE

Contact: Julian Wilson
Gavin Anderson & Company
Ph: (+65) 339-9110
E-mail: app_investors@app.co.id
app@gavinanderson.com.sg

ASIA PULP & PAPER COMPANY LTD ANNOUNCES ITS ENVIRONMENTAL AND WOOD SUPPLY UPDATE, DEBT RESTRUCTURING PROCESS UPDATE, PRELIMINARY RESULTS FOR ITS INDONESIAN SUBSIDIARIES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, RESULTS FOR ITS INDONESIAN SUBSIDIARIES FOR THE YEAR ENDED DECEMBER 31, 2000 AND PRODUCTION, SALES VOLUME AND OPERATING DATA FOR ITS INDONESIAN SUBSIDIARIES FOR 2001

Singapore, March 11, 2002—Asia Pulp & Paper Company Ltd ("*APP*") today announced details of preliminary, unaudited condensed and consolidated financial results for the nine months ended September 30, 2001 and the consolidated financial results for the year ended December 31, 2000 for its principal operating subsidiaries in Indonesia — PT Indah Kiat Pulp and Paper Tbk ("***Indah Kiat***"), PT Pabrik Kertas Tjiwi Kimia Tbk ("***Tjiwi Kimia***"), PT Pindo Deli Pulp and Paper Mills ("***Pindo Deli***") and PT Lontar Papyrus Pulp and Paper Industry ("***Lontar Papyrus***" and, together with Indah Kiat, Tjiwi Kimia and Pindo Deli, the "***Indonesian Subsidiaries***"). The preliminary condensed financial statements for the nine months ended September 30, 2001 and the condensed financial statements for the year ended December 31, 2000 supplement this press release.

APP also announced today that LTC & Associates were appointed auditors of APP at an extraordinary general meeting of APP held on February 6, 2002. LTC & Associates replaced Arthur Andersen, who tendered their resignation as APP's auditors. LTC & Associates is a member firm of BKR International which is ranked among the world's twenty largest firms of accountants and business advisers and operate out of over 300 offices worldwide.

* * * * *

ENVIRONMENTAL AND WOOD SUPPLY UPDATE

In December 2001, APP announced details of environmental and sustainable wood supply audits conducted by AMEC Forestry Industry Consulting ("*AMEC*"), an independent forestry consulting company. AMEC concluded that APP mills and Sinar Mas Group forestry companies have implemented comprehensive environmental and wood supply practices and procedures in support of company operations in Indonesia. APP and the Sinar Mas Group Forestry Division continue to communicate with financial institutions, environmental groups and other stakeholders, and are now in the process of engaging an expert advisor to assist in developing detailed sustainable wood supply plans for the Sinar Mas Group forestry companies. This work is expected to take six months to complete, and is expected to build on the findings of the audit reports and address sustainable fiber supply as well as economic, social and environmental issues.

Commenting on the assignment, Teguh Widjaya, Chief Executive Officer of APP, said:

> "This undertaking further demonstrates our commitment to developing and implementing a sustainable wood supply plan that is socially compatible and environmentally responsible."

* * * * *

DEBT RESTRUCTURING PROCESS UPDATE

On February 1, 2002, APP presented a restructuring proposal for the APP Group to its financial creditors, represented by the Umbrella Steering Committee.

Commenting on the proposal and progress made to date, Teguh Widjaya said:

> "We believe we have made significant progress in preparing the basis for detailed discussions with our creditors on the restructuring of the group's indebtedness with the release of the restructuring proposal. We are waiting for a detailed response from the Umbrella Steering Committee."

The debt restructuring exercise relating to the Indonesian Subsidiaries and APP is complex and continues to involve analysis of a myriad of complex transactions that span many jurisdictions and laws and will likely take a lengthy period of time to complete. Resolution of the issues relating to these transactions could require one or more of the Indonesian Subsidiaries, or other companies in the APP Group, to recognize additional liabilities or penalties which have not been recognized or reflected on their financial statements.

* * * * *

FINANCIAL HIGHLIGHTS

The following chart shows certain financial highlights for the Indonesian Subsidiaries as discussed in greater detail in the press release.

	Nine Months Ended September 30, 2001			
	Indah Kiat	**Tjiwi Kimia**	**Pindo Deli**	**Lontar Papyrus**
	(in millions of U.S. dollars, except percentages)			
Net sales	840.5	583.3	480.3	161.1
Gross profit	168.5	120.8	68.7	49.5
Gross profit margin	20.0%	20.7%	14.3%	30.7%
Operating profit/(loss)	85.0	48.3	28.9	42.5
Operating profit margin	10.1%	8.3%	6.0%	26.4%
Net profit/(loss)	(166.9)	(36.2)	(89.8)	6.4

	Year Ended December 31, 2000			
	Indah Kiat	Tjiwi Kimia	Pindo Deli	Lontar Papyrus
	(in millions of U.S. dollars, except percentages)			
Net sales	1,544.3	828.0	760.5	323.4
Gross profit	532.6	57.0	119.4	174.9
Gross profit margin	34.5%	6.9%	15.7%	54.1%
Operating profit/(loss)	388.2	(55.1)	25.6	161.0
Operating profit margin	25.1%	N/A	3.4%	49.8%
Net profit/(loss)	(400.7)	(359.7)	(375.8)	(66.1)

Commenting on the preliminary financial results for the nine months ended September 30, 2001 and the 2000 financial results for the Indonesian Subsidiaries released today, Hendrik Tee, APP's Chief Financial Officer, stated:

> "Operating conditions during 2001 were challenging due to depressed demand in the region, overcapacity in the industry and low selling prices for APP's pulp and paper products. Across the group a decrease in pulp prices and lower sales volume of paper contributed to a significant decline in revenues and lower gross profit margins at all the Indonesian operating companies, with the exception of Tjiwi Kimia that benefited from the lower pulp prices. All the Indonesian Subsidiaries except Lontar Papyrus suffered a net loss during the nine-month period ended September 30, 2001."
>
> During year 2000 most of our operating subsidiaries saw a net increase in sales, however increases in raw materials costs, provisions for doubtful accounts and increases in interest expense caused our major subsidiaries to suffer net losses in the year 2000."

* * * * *

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED FINANCIAL RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

The preliminary unaudited condensed consolidated financial statements of each of the Indonesian Subsidiaries for the nine months ended September 30, 2001 supplement this press release. The financial data for the nine months ended September 30, 2001 and the operating data APP is releasing to the public today is subject to changes, some of which may be significant. Therefore, you should not place undue reliance on the financial and operating information set forth in this press release.

PT INDAH KIAT PULP & PAPER TBK

Third Quarter 2001 Compared To Second Quarter 2001

Net sales decreased 2.6% to approximately US$269.6 million in the third quarter 2001 from approximately US$276.8 million in the second quarter of 2001 primarily due to lower sales volume and lower average realized selling prices for paper.

Gross profit decreased 21.2% to approximately US$45.1 million in the third quarter of 2001 from approximately US$57.2 million in the second quarter of 2001. Gross profit, as a percentage of net sales, decreased to 16.7% in the third quarter of 2001 from 20.7% in the second quarter of 2001.

The decrease in gross profit was primarily due to lower average realized selling prices for paper products and an increase in the purchase price of wood. Wood prices increased primarily (a) due to higher heavy equipment charges (machinery prices, spare parts and fuel) incurred in harvesting and transporting wood, (b) due to increased labor costs and (c) to enable the forestry companies to self-finance their operations, including increases in their planting areas in an effort to achieve fiber sustainability.

Operating expenses increased 57.1% to approximately US$37.4 million in the third quarter of 2001 from US$23.8 million in the second quarter of 2001. As a percentage of net sales, operating expenses increased to 13.9% in the third quarter of 2001 from 8.6% in the second quarter of 2001. Selling expenses increased 100.6% to approximately US$26.6 million in the third quarter of 2001 compared to approximately US$13.2 million in the second quarter of 2001, primarily due to higher management fee expenses paid to APP in connection with the pending restructuring of Indah Kiat's indebtedness. As a result, income from operations decreased to approximately US$7.7 million in the third quarter of 2001 from approximately US$33.4 million in the second quarter of 2001.

Indah Kiat had a foreign exchange loss of approximately US$46.3 million in the third quarter of 2001 compared with a foreign exchange gain of approximately US$9.5 million in the second quarter of 2001, primarily due to Indah Kiat's Indonesian Rupiah borrowings arising from the appreciation of the Indonesian Rupiah against the U.S. dollar in the third quarter of 2001 and the change in the mix of Indonesian Rupiah and U.S. dollar accounts receivable and accounts payable.

Net loss increased to approximately US$120.1 million in the third quarter of 2001 from approximately US$39.4 million in the second quarter of 2001.

Second Quarter 2001 Compared To First Quarter 2001

Net sales decreased 5.9% to approximately US$276.8 million in the second quarter 2001 from approximately US$294.1 million in the first quarter of 2001 primarily due to lower average realized selling prices for pulp, paper and packaging products and a decrease in sales volume for Indah Kiat's pulp products, which was partially offset by an increase in sales volumes of paper and packaging products. The decrease in average realized sales prices was partly caused by a temporary change in shipping terms from CIF to FOB in the second quarter of 2001 due to the inability of Indah Kiat to obtain shipping services following the declaration of a standstill of its debt payments in March 2001. Under FOB shipping terms, the buyer is responsible for the payment of insurance and freight and, therefore, the price Indah Kiat charges is lower.

Gross profit decreased 13.7% to approximately US$57.2 million in the second quarter of 2001 from approximately US$66.3 million in the first quarter of 2001. Gross profit, as a percentage of net sales, decreased to 20.7% in the second quarter of 2001 from 22.5% in the first quarter of 2001. The decrease in gross profit was primarily due to lower average realized selling prices for all of Indah Kiat's products, lower sales volumes for pulp products and increase in the purchase price of wood. Wood prices increased primarily (a) due to higher heavy equipment charges incurred in harvesting and transporting wood, (b) due to increased labor costs and (c) to enable the forestry companies to self-finance their operations, including to achieve fiber sustainability.

Operating expenses increased 6.7% to approximately US$23.8 million in the second quarter of 2001 from US$22.3 million in the first quarter of 2001. As a percentage of net sales, operating expenses increased to 8.6% in the second quarter of 2001 from 7.6% in the first quarter of 2001.

Selling expenses decreased 18.3% to approximately US$13.2 million in the second quarter of 2001 compared to approximately US$16.2 million in the first quarter of 2001, primarily due to lower overseas logistic freight expenses resulting from a temporary change in shipping terms from CIF to FOB. Under the change in shipping terms, the buyer is responsible for payment of insurance and freight and, therefore, these items were not included in Indah Kiat's selling expenses in the second quarter of 2001. Income from operations decreased to approximately US$33.4 million in the second quarter of 2001 from approximately US$44.0 million in the first quarter of 2001.

Gains on foreign exchange decreased in the second quarter of 2001 to approximately US$9.5 million from approximately US$38.7 million in the first quarter of 2001 primarily due to the change in the mix of Indonesian Rupiah and U.S. dollar accounts receivable.

Net loss increased to approximately US$39.4 million in the second quarter of 2001 from approximately US$7.4 million in the first quarter of 2001.

Balance Sheet – September 30, 2001 Compared To December 31, 2000

Cash, cash equivalents and short-term investments decreased to approximately US$8.0 million in restricted cash as at September 30, 2001 from approximately US$58.4 million comprising restricted cash of approximately US$54.2 million and unrestricted cash of approximately US$4.2 million as at December 31, 2000.

Current trade accounts receivable increased to approximately US$511.1 million as at September 30, 2001 compared with approximately US$304.8 million as at December 31, 2000. The increase in current trade accounts receivable is primarily due to (a) an increase in sales to related parties to support the working capital requirements of the business, including Indonesian sales of pulp and paper products to related parties in the domestic market and (b) an increase in export sales of paper and packaging products to APP branches.

Non-current trade accounts receivable increased to approximately US$346.8 million as at September 30, 2001 compared with approximately US$290.8 million as at December 31, 2000. The increase in non-current trade accounts receivable is primarily due to sales of Indah Kiat products in 2001. The collectability of these accounts receivable, which are guaranteed by APP, will depend on the outcome of the restructuring.

Inventories decreased to approximately US$196.1 million, comprising approximately US$52.2 million in finished goods and work in process and approximately US$143.9 million in raw materials and spare parts, as at September 30, 2001 from approximately US$305.6 million, comprising approximately US$89.7 million in finished goods and work in process and approximately US$215.9 million in raw materials and spare parts as at December 31, 2000. The decrease in finished goods and work in process was primarily due to a change in management policy to produce finished paper and packaging products based on customers' orders only. The decrease in raw materials and spare parts is primarily due to the change in policy of reducing the amount of raw materials held in stock. These policy changes were adopted in an effort to more efficiently manage working capital.

Short-term borrowings decreased to approximately US$240.4 million as at September 30, 2001 from approximately US$366.6 million as at December 31, 2000 as a result of a net reduction in various short-term trade facilities.

Cash Flows – For The Nine Months Ended September 30, 2001 Compared To The Year Ended December 31, 2000

The major sources of cash for the nine month period ended September 30, 2001 were earnings before interest, taxes, depreciation and amortization ("***EBITDA***") of approximately US$223.8 million and decreases in cash balances of approximately US$50.4 million. The major uses of cash were additional investment in working capital, primarily due to the approximately US$290.0 million increase in trade receivables – net which was partially offset by decreases in inventory and increases in trade payables. Other major uses of cash include management of short-term working capital facilities of approximately US$127.7 million, of which approximately US$54.2 comprised collateralized deposits offset against these facilities and the remainder of which were fluctuations in working capital facilities (see "—Balance Sheet – September 30, 2001 Compared To December 31, 2000" above).

PT PABRIK KERTAS TJIWI KIMIA TBK

Third Quarter 2001 Compared To Second Quarter 2001

Tjiwi Kimia's consolidated net sales for the third quarter of 2001 were approximately US$174.6 million, a 14.9% decrease from consolidated net sales of approximately US$205.2 million in the second quarter of 2001, primarily due to a decrease in sales volume of stationery products as a result of seasonal fluctuations, partially offset by an increase in the sales volume of paper products.

Tjiwi Kimia's gross profit increased by 17.2% to approximately US$47.7 million, or a gross profit margin of 27.3%, in third quarter of 2001 from approximately US$40.7 million, or a gross profit margin of 19.8%, in the second quarter of 2001, primarily due to a decrease in costs of goods sold as a result of lower market prices for pulp.

Operating expenses increased 78.2% to approximately US$32.0 million in the third quarter of 2001 from approximately US$18.0 million in the second quarter of 2001. As a percentage of net sales, operating expenses increased to 18.3% in the third quarter of 2001 from 8.8% in the second quarter of 2001. Selling expenses increased 102.3% to approximately US$25.2 million in the third quarter of 2001 from approximately US$12.5 million in the second quarter of 2001, primarily due to an increase in the management fee charged by APP in connection with the pending restructuring of Tjiwi Kimia's indebtedness. Consolidated operating income in the third quarter of 2001 was approximately US$15.6 million, a 31.1% decrease from the consolidated operating income of US$22.7 million in the second quarter of 2001.

Tjiwi Kimia had a foreign exchange loss of approximately US$18.9 million in the third quarter of 2001 compared with a foreign exchange gain approximately US$12.3 million in the second quarter of 2001, primarily because of the appreciation of the Indonesian Rupiah against the U.S. dollar.

Consolidated net loss for the third quarter of 2001 was approximately US$33.6 million, compared with a consolidated net income of approximately US$5.4 million in the second quarter of 2001.

Second Quarter 2001 Compared To First Quarter 2001

Tjiwi Kimia's consolidated net sales for the second quarter of 2001 were approximately US$205.2 million, a 0.8% increase from consolidated net sales of approximately US$203.5 million for the first quarter of 2001, primarily due to an increase in the sales volume of stationery products, which was largely offset by decreases in average realized sales prices of all of Tjiwi Kimia's products. The decrease in average realized sales prices was partly caused by a temporary change in shipping terms from CIF to FOB in the second quarter of 2001 due to the inability of Tjiwi Kimia to obtain shipping services following the declaration of a standstill of its debt payments in March 2001.

Tjiwi Kimia's gross profit increased by 25.2% to approximately US$40.7 million, or a gross profit margin of 19.8%, in second quarter of 2001 from approximately US$32.5 million, or a gross profit margin of 16.0%, in the first quarter of 2001, primarily due to a decrease in costs of goods sold as a result of lower market prices for pulp.

Operating expenses decreased by 20.4%, to approximately US$18.0 million in the second quarter of 2001 from approximately US$22.6 million in the first quarter of 2001. As a percentage of net sales, operating expenses decreased to 8.8% in the second quarter of 2001 from 11.1% in the first quarter of 2001. Selling expenses decreased 23.3% to approximately US$12.5 million in the second quarter of 2001 from approximately US$16.2 million in the first quarter of 2001, primarily due to lower freight expense resulting from a temporary change in shipping terms from CIF to FOB. Consolidated operating income increased to approximately US$22.7 million in the second quarter of 2001 from approximately US$9.9 million in the first quarter of 2001.

Foreign exchange gain decreased to approximately US$12.3 million in the second quarter of 2001 from approximately US$12.6 million in the first quarter of 2001.

Consolidated net income for the second quarter of 2001 was approximately US$5.4 million, compared with a consolidated net loss of approximately US$8.0 million in the first quarter of 2001.

Balance Sheet – September 30, 2001 Compared To December 31, 2000

Cash, cash equivalents and short-term investments decreased to approximately US$14.3 million in unrestricted cash as at September 30, 2001 from approximately US$39.0 million comprising restricted cash of approximately US$34.7 million and unrestricted cash of approximately US$4.3 million as at December 31, 2000.

Current trade accounts receivable increased to approximately US$206.0 million as at September 30, 2001 compared with approximately US$40.4 million as at December 31, 2000. The increase in current trade accounts receivable is primarily due to (a) an increase in sales to related parties to support the working capital requirements of the business, including Indonesian sales of paper products to related parties in the domestic market, (b) an increase in export sales of paper products to APP branches, and (c) an increase in sales to third parties.

Non-current trade accounts receivable increased to approximately US$269.2 million as at September 30, 2001 compared with approximately US$241.7 million as at December 31, 2000. The increase in non-current trade accounts receivable is primarily due to sales of Tjiwi Kimia products in 2001. The collectability of these accounts receivable, which are guaranteed by APP, will depend on the outcome of the restructuring.

Inventories decreased to approximately US$128.9 million, comprising approximately US$59.1 million in finished goods and work in process and approximately US$69.8 million in raw materials and spare parts, as at September 30, 2001 from approximately US$233.4 million, comprising approximately US$104.9 million in finished goods and work in process and approximately US$128.5 million in raw materials and spare parts as at December 31, 2000. The decrease in finished goods and work in process was primarily due to a change in management policy to produce finished paper and packaging products based on customers' orders only. The decrease in raw materials and spare parts is primarily due to the change in policy of reducing the amount of raw materials held in stock. These policy changes were adopted in an effort to more efficiently manage of working capital.

Short-term borrowings decreased to approximately US$92.7 million as at September 30, 2001 from approximately US$145.2 million as at December 31, 2000, primarily as a result of a net reduction in various short-term trade facilities.

Cash Flows – For The Nine Months Ended September 30, 2001 Compared To The Year Ended December 31, 2000

The major sources of cash for the nine month period ended September 30, 2001 were EBITDA of approximately US$106.7 million and decreases in cash balances of approximately US$24.7 million. The major uses of cash were additional investment in working capital, primarily due to the approximately US$193.0 million increase in trade receivables – net which was partially offset by decreases in inventory and increases in trade payables. Other major uses of cash include management of short-term working capital facilities of approximately US$52.4 million, of which approximately US$34.7 comprised collateralized deposits offset against these facilities and the remainder of which were fluctuations in working capital facilities, and payment of interest mainly in the pre-standstill period of approximately US$51.9 million (see "—Balance Sheet – September 30, 2001 Compared To December 31, 2000" above).

PT PINDO DELI PULP AND PAPER MILLS

Third Quarter 2001 Compared To Second Quarter 2001

Consolidated net sales were approximately US$157.9 million in the third quarter of 2001, a 3.7% decrease from consolidated net sales of approximately US$164.0 million in the second quarter of 2001, mainly due to a decrease in the sales volume and average realized sales prices of pulp. This decrease in sales volumes primarily resulted from a decrease in the production of pulp because of a maintenance shut down of a pulp machine in September 2001 for approximately 11 days.

Consolidated gross profit was approximately US$20.4 million in the third quarter of 2001, a 24.6% decrease from consolidated gross profit of approximately US$27.1 million in the second quarter of 2001. Consolidated gross profit in the third quarter of 2001, as a percentage of sales, was 12.9% compared to 16.5% in the second quarter of 2001, primarily due to lower sales volumes of pulp, which has a higher margin compared with other products sold by Pindo Deli.

Operating expenses increased 48.7% to approximately US$16.0 million in the third quarter of 2001 from approximately US$10.7 million in the first quarter of 2001. As a percentage of net sales, operating expenses increased to 10.1% in the third quarter of 2001 from 6.5% in the second quarter of 2001. General and administrative expenses increased significantly to approximately US$8.1 million in the third quarter of 2001 from approximately US$2.2 million in the second quarter of 2001, primarily due to an increase in the payment of management fees to APP in connection with the pending restructuring of Pindo Deli's indebtedness. As a result, consolidated income from operations decreased to approximately US$4.5 million in the third quarter of 2001 from approximately US$16.3 million in the second quarter of 2001.

Consolidated net loss increased by 31.9% to approximately US$42.3 million for the third quarter of 2001 from approximately US$32.1 million in the second quarter of 2001.

Second Quarter 2001 Compared To First Quarter 2001

Consolidated net sales were approximately US$164.0 million in the second quarter of 2001, a 3.6% increase from consolidated net sales of approximately US$158.4 million in the first quarter of 2001, mainly due to increases in the sales volumes of paper and pulp, which was partially offset by a decrease in average realized sales prices of all of Pindo Deli's products. The decrease in average realized sales prices was partly caused by a temporary change in shipping terms from CIF to FOB in the second quarter of 2001 due to the inability of Pindo Deli to obtain shipping services following the declaration of a standstill of its debt payments in March 2001.

Consolidated gross profit was approximately US$27.1 million in the second quarter, a 27.7% increase from consolidated gross profit of approximately US$21.2 million in the first quarter, primarily due to lower costs of goods sold as a result of the lower purchase price for long fiber pulp paid by Pindo Deli and higher sales volumes of pulp by Lontar Papyrus. Consolidated gross profit in the second quarter of 2001, as a percentage of sales, was 16.5% compared to 13.4% in the first quarter of 2001.

Consolidated income from operations was approximately US$16.3 million in the second quarter of 2001, compared to approximately US$8.1 million for the first quarter of 2001, due to higher gross profit and a decrease in freight expenses resulting from a temporary change in shipping terms from CIF to FOB.

Pindo Deli's had a net foreign exchange loss of approximately US$9.4 million in the second quarter of 2001 compared with a net foreign exchange gain of approximately US$17.1 million in the first quarter of 2001, primarily due to foreign exchange losses from the revaluation of the Yen and Deutsche mark denominated debt as a result of the effect of the depreciation of the U.S. dollar against these currencies.

Consolidated net loss for the second quarter of 2001 was approximately US$32.1 million, compared to approximately US$15.4 million in the first quarter of 2001.

Balance Sheet – September 30, 2001 Compared To December 31, 2000

Cash, cash equivalents and short-term investments decreased to approximately US$6.8 million in unrestricted cash as at September 30, 2001 from approximately US$9.4 million in unrestricted cash as at December 31, 2000.

Current trade accounts receivable increased to approximately US$128.0 million as at September 30, 2001 compared with approximately US$52.8 million as at December 31, 2000. The increase in current trade accounts receivable is primarily due to (a) an increase in sales to related parties to support the working capital requirements of the business, including Indonesian sales of pulp products to related parties in the domestic market and (b) an increase in export sales of pulp products to APP branches.

Non-current trade accounts receivable increased to approximately US$148.5 million as at September 30, 2001 compared with approximately US$136.5 million as at December 31, 2000. The increase in non-current trade accounts receivable is primarily due to sales of Pindo Deli products in 2001.The collectability of these accounts receivable, which are guaranteed by APP, will depend on the outcome of the restructuring.

Inventories decreased to approximately US$139.2 million, comprising approximately US$66.0 million in finished goods and work in process and approximately US$73.2 million in raw materials and spare parts, as at September 30, 2001 from approximately US$206.4 million, comprising approximately US$98.3 million in finished goods and work in process and approximately US$108.1 million in raw materials and spare parts as at December 31, 2000. The decrease in finished goods and work in process was primarily due to a change in management policy to produce finished paper and packaging products based on customers' orders only. The decrease in raw materials and spare parts is primarily due to the change in policy of reducing the amount of raw materials held in stock. These policy changes were adopted in an effort to more efficiently manage working capital.

Other assets – net decreased to approximately US$76.2 million as at September 30, 2001 from approximately US$181.7 million as at December 31, 2002, primarily due to the reclassification of approximately US$110.5 million attributable to the investment in related companies for the purchase of land adjacent to Pindo Deli's Karawang mill to property, plant and equipment. As previously disclosed, this land was acquired on Pindo Deli's behalf by these related companies.

Short-term borrowings decreased to approximately US$65.3 million as at September 30, 2001 from approximately US$99.3 million as at December 31, 2000 as a result of a net reduction in various short-term trade facilities.

Cash Flows – For The Nine Months Ended September 30, 2001 Compared To The Year Ended December 31, 2000

The major sources of cash for the nine month period ended September 30, 2001 were EBITDA of approximately US$100.1million. The major uses of cash were additional investment in working capital, primarily due to the approximately US$87.2 million increase in trade receivables – net which was partially offset by decreases in inventory. Other major uses of cash include a net reduction in short-term working capital facilities of approximately US$48.9 million (see "— Balance Sheet – September 30, 2001 Compared To December 31, 2000" above).

PT LONTAR PAPYRUS PULP & PAPER INDUSTRY

Third Quarter 2001 Compared To Second Quarter 2001

Net sales decreased by 17.8% to approximately US$46.5 million in the third quarter of 2001 from approximately US$56.6 million in the second quarter of 2001. The decrease in net sales was primarily due to the decrease in sales volumes of pulp. This decrease in sales volumes resulted from a decrease in the production of pulp because of a maintenance shut down of a pulp machine in September 2001 for approximately 11 days.

Cost of goods sold increased by 1.6% to approximately US$37.4 million in the third quarter of 2001 from approximately US$36.8 million in the second quarter of 2001. The increase in cost of goods sold was primarily due to an increase in the market price of wood. The wood price increased primarily (a) due to higher heavy equipment charges incurred in harvesting and transporting wood, (b) due to increased labor costs and (c) to enable the forestry companies to self-finance their operations, including to achieve fiber sustainability.

As a result, gross profit decreased by 54.0% to approximately US$9.1 million in the third quarter of 2001 from approximately US$19.8 million in the second quarter of 2001.

Operating expense increased by 37.7% to approximately US$2.6 million in the third quarter of 2001 from approximately US$1.9 million in the second quarter of 2001.

Income from operations decreased by 63.7% to approximately US$6.5 million in the third quarter of 2001 from approximately US$17.9 million in the second quarter of 2001.

Lontar Papyrus had a net foreign exchange loss of approximately US$18.1 million in the third quarter of 2001 compared with a net foreign exchange gain of approximately US$9.1 million in the second quarter of 2001, primarily due to the appreciation of the Indonesian Rupiah against the U.S. dollar in the third quarter of 2001.

Lontar Papyrus had a net loss of approximately US$25.0 million in the third quarter of 2001 compared with a net income of approximately US$15.7 million in the second quarter of 2001.

Second Quarter 2001 Compared To First Quarter 2001

Net sales decreased by 2.6% to approximately US$56.6 million in the second quarter of 2001 from approximately US$58.1 million in the first quarter of 2001. The decrease in net sales was primarily due to lower selling prices for pulp and tissue, which was partially offset by the increase in sales volume of pulp. The decrease in average realized sales prices was partly caused by a temporary change in shipping terms from CIF to FOB in the second quarter of 2001 due to the inability of Lontar Papyrus to obtain shipping services following the declaration of a standstill of its debt payments in March 2001.

Gross profit decreased by 3.7% to approximately US$19.8 million in the second quarter of 2001 from approximately US$20.5 million in the first quarter of 2001.

Operating expense decreased to approximately US$1.9 million in the second quarter of 2001 from approximately US$2.4 million in the first quarter of 2001 due to a decrease in freight expenses resulting from a temporary change in shipping terms from CIF to FOB.

As a result, income from operations decreased by 1.5% to approximately US$17.9 million in the second quarter of 2001 from approximately US$18.1 million in the first quarter of 2001 and net income decreased slightly to approximately US$15.7 million in the second quarter of 2001 from approximately US$15.8 million in the first quarter of 2001.

Balance Sheet – September 30, 2001 Compared To December 31, 2000

Cash, cash equivalents and short-term investments increased to approximately US$3.9 million in unrestricted cash as at September 30, 2001 from approximately US$2.2 in unrestricted cash as at December 31, 2000.

Current trade accounts receivable increased to approximately US$64.4 million as at September 30, 2001 compared with approximately US$23.0 million as at December 31, 2000. The increase in current trade accounts receivable was primarily due to (a) an increase in sales to related parties to support the working capital requirements of the business, including Indonesian sales of pulp products to related parties in the domestic market and (b) an increase in export sales of pulp products to APP branches.

Non-current trade accounts receivable decreased to approximately US$3.4 million as at September 30, 2001 compared with approximately US$9.7 million as at December 31, 2000.

Inventories decreased to approximately US$35.1 million, comprising approximately US$7.8 million in finished goods and work in process and approximately US$27.3 million in raw materials and spare parts, as at September 30, 2001 from approximately US$38.2 million, comprising approximately US$9.2 million in finished goods and work in process and approximately US$29.0 million in raw materials and spare parts as at December 31, 2000.

Short-term borrowings decreased to approximately US$22.3 million as at September 30, 2001 from approximately US$31.2 million as at December 31, 2000 as a result of a net reduction in various short-term trade facilities.

Cash Flows – For The Nine Months Ended September 30, 2001 Compared To The Year Ended December 31, 2000

The major sources of cash for the nine month period ended September 30, 2001 were EBITDA of approximately US$70.2 million. The major uses of cash were additional investment in working capital, primarily due to the approximately US$35.0 million increase in trade receivables – net which was partially offset by decreases in inventory and increases in trade payables. Other major uses of cash include payment of interest on Lontar Papyrus' debt during the pre-standstill period, payment of interest on Lontar Papyrus' Rupiah bonds amounting to approximately US$14.5 million and a net reduction of short-term working capital facilities of approximately US$9.0 million (see "—Balance Sheet – September 30, 2001 Compared To December 31, 2000" above).

* * * * *

SELECTED CONDENSED CONSOLIDATED FINANCIAL RESULTS FOR 2000

On August 2, 2001, APP released selected preliminary, unaudited financial data as of December 31, 2000, for each of the Indonesian Subsidiaries. In the August 2, 2001 release, APP emphasized that the preliminary financial data set forth in the release was preliminary, unaudited and subject to change. The selected financial data released today contains significant changes to certain of the data released on August 2, 2001.

APP derived the selected financial data from the reports of each of the auditors for the Indonesian Subsidiaries on the 2000 consolidated financial statements of each of those companies and from the opinions of those auditors on the 1999 consolidated financial statements of each of those companies. The auditors for each of the Indonesian Subsidiaries have stated that they were unable to, and did not, express an opinion that the 2000 consolidated financial statements of each of the Indonesian Subsidiaries present fairly, in all material respects, the financial position as of December 31, 2000 and the results of operations and cash flows for the year ended December 31, 2000, for each of the Indonesian Subsidiaries, in conformity with generally accepted accounting principles in Indonesia.

The 2000 consolidated financial statements of each of the Indonesian subsidiaries have been prepared on the basis of generally accepted accounting principles in Indonesia which differ in certain material respects from generally accepted accounting principles in the United States and in other countries.

The complete 2000 consolidated financial statements of each of the Indonesian subsidiaries and the reports of their auditors have been filed with the U.S. Securities Exchange Commission on Form 6-K.

PT INDAH KIAT PULP & PAPER TBK (2000 COMPARED TO 1999)

Indah Kiat's consolidated net sales for the year ended December 31, 2000 were approximately US$1,544.2 million, a 17.7% increase from consolidated net sales of approximately US$1,311.5 million for the year ended December 31, 1999. This increase in sales was primarily due to higher sales volume of packaging products and increased sales volumes and market prices for sales of market pulp, which were partially offset by discounts provided to customers for quality claims and other price discounts totalling approximately US$122.3 million associated with the addition of significant new capacity. Indah Kiat's management believes that as a result of the resolution of start-up difficulties relating to the new capacity, such significant levels of price discounts for quality claims will not occur in the future. Indah Kiat's gross profit margin decreased from 41.4% in 1999 to 34.5% in 2000 due to a combination of factors, including a different product mix as a greater proportion of sales arose from lower margin packaging products, increases in production costs due to increases in purchase prices of Indah Kiat's major raw materials, such as waste paper, chemicals and long fiber pulp, and increases in transportation costs impacting the purchase price for wood.

Foreign exchange gains in 2000 were approximately US$43.3 million compared to a foreign exchange loss of approximately US$119.5 million in 1999 as a result of the depreciation of the Indonesian Rupiah against the U.S. dollar in 2000. In addition, in 2000, Indah Kiat made a provision for accounts receivable, collection of which it has determined to be doubtful, of approximately US$413.3 million. Of this amount, approximately US$198.0 million related to receivables previously discounted to PT Bank Internasional Indonesia Tbk (*"BII"*).

Indah Kiat recorded an income tax expense of approximately US$42.5 million in 2000 compared to an income tax credit of approximately US$3.5 million in 1999.

Indah Kiat's consolidated net loss for 2000 was approximately US$400.7 million, compared with a consolidated net income of approximately US$4.0 million for 1999.

As a result of repayment of loans maturing in 2000, additional advances to PT Arara Abadi (*"Arara Abadi"*) of approximately US$261.3 million for the development of their plantation, capital expenditure of approximately US$146.2 million and the unavailability of working capital funds in the latter part of 2000, Indah Kiat's cash, cash equivalents and time deposits fell significantly, from US$460.1 million at December 31, 1999 to US$4.2 million at December 31, 2000. Indah Kiat made the advances to Arara Abadi to finance the costs associated with Arara Abadi's reforestation and plantation development program under the wood purchase agreement with Arara Abadi. The treatment of these advances will depend on the outcome of the restructuring. The remaining US$54.2 million of total cash, cash equivalents and short-term investments of Indah Kiat as at December 31, 2000 were pledged as security for working capital facilities.

Principal adjustments to preliminary financial data released in August 2001

Income statement adjustments. Indah Kiat's consolidated net loss of US$400.7 million for 2000 is significantly higher than the preliminary loss of US$147.4 million announced in August 2001, primarily due to an adjustment to Indah Kiat's income tax expense. Indah Kiat's preliminary statements released in August 2001 reflected a tax credit from approximately US$198.5 million. Indah Kiat's management has, however, decided to fully provide against carry forward tax assets due to the uncertainty regarding Indah Kiat's ability to generate future tax profits to realize a benefit from these assets. As a result, Indah Kiat's 2000 financial statements now reflect a tax expense of approximately US$42.5 million rather than the previously reflected credit of US$198.5 million.

Balance sheet adjustments.

- *Trade receivables.* Indah Kiat's management decided to reclassify approximately US$290.8 million in export receivables due from related parties within the APP group from accounts receivable – trade. These accounts receivable are guaranteed by APP, which Indah Kiat believes is the only source for payment of the accounts receivables. The collectability of these accounts receivable will depend on the outcome of the restructuring.

- *Other assets.* Indah Kiat's management decided to reclassify approximately US$261.3 million in advances to Arara Abadi to other assets – net. Indah Kiat made these advances pursuant to its wood purchase agreement with Arara Abadi, under which Indah Kiat is obligated to finance the costs associated with Arara Abadi's reforestation and plantation development program in an effort to achieve fiber sustainability.

- *Current liabilities and long-term debt.* As a result of the defaults on is existing indebtedness, Indah Kiat reclassified all its long-term debt to current liabilities.

PT PABRIK KERTAS TJIWI KIMIA TBK (2000 COMPARED TO 1999)

Tjiwi Kimia's consolidated net sales for the year ended December 31, 2000 were approximately US$828.0 million, a 4.6% decrease from consolidated net sales of approximately US$868.3 million for the year ended December 31, 1999. Tjiwi Kimia's gross profit decreased 79.8% from approximately US$281.8 million, or a gross profit margin of 32.4%, in 1999 to approximately US$57.0 million, or a gross profit margin of 6.9%, in 2000. The decrease in gross profit margin is primarily due to decreases in market prices for its paper products, increases in the cost of pulp as well as discounts provided to customers for quality claims and other price discounts totalling approximately US$127.7 million associated with the addition of significant new capacity. Tjiwi Kimia's management believes that as a result of the resolution of start-up difficulties relating to the new capacity, such significant levels of price discounts for quality claims will not occur in the future.

Consolidated loss from operations of Tjiwi Kimia was approximately US$55.1 million in 2000, compared with consolidated income from operations of approximately US$187.2 million in 1999. Interest expense in 2000 increased 32.4% from approximately US$92.8 million in 1999 to approximately US$123.0 million in 2000 due to cessation of capitalized interest in 2000 as capital expansion projects were completed and increases in Tjiwi Kimia's average level of debt. In addition, in 2000, Tjiwi Kimia made a provision for accounts receivable, collection of which it has determined to be doubtful, of approximately US$144.7 million. Of this amount, approximately US$54.3 million related to receivables previously discounted to BII.

Tjiwi Kimia's consolidated net loss was approximately US$359.7 million in 2000, compared with a consolidated net income of US$104.0 million in 1999.

Primarily as a result of payments of interest, increases in working capital and unavailability of working capital funds in the latter part of 2000, Tjiwi Kimia's cash, cash equivalents and short-term investments fell significantly, from approximately US$179.8 million at December 31, 1999 to approximately US$4.3 million at December 31, 2000.

Principal adjustments to preliminary financial data released in August 2001

Income statement adjustments. Tjiwi Kimia's consolidated net loss of US$359.7 million for 2000 is higher than the preliminary loss of US$338.0 million announced in August 2001 primarily due to various additional accruals and provisions for interest expense, deferred taxes and pension fund expenses.

Balance sheet adjustments.

- *Trade receivables.* Tjiwi Kimia's management decided to reclassify approximately US$241.8 million in receivables due from related parties within the APP group from accounts receivable – trade. These accounts receivable are guaranteed by APP, which Tjiwi Kimia believes is the only source for payment of the accounts receivables. The collectability of these accounts receivable will depend on the outcome of the restructuring.

- *Current liabilities and long-term debt.* As a result of the defaults on its existing indebtedness, Tjiwi Kimia has reclassified all its long-term debt to current liabilities.

PT PINDO DELI PULP AND PAPER MILLS (2000 COMPARED TO 1999)

Pindo Deli's consolidated net sales for the year ended December 31, 2000 were approximately US$760.5 million, a 4.6% increase from consolidated net sales of approximately US$727.3 million for the year ended December 31, 1999. The 4.6% increase in sales primarily arose from higher sales volume and higher average realized selling prices for pulp, resulting in significantly higher pulp sales, but which were off set by decreases in average realized selling prices for paper. Decreases in selling prices for paper were primarily due to discounts provided to customers for quality claims and other price discounts totalling approximately US$110.0 million associated with paper products produced on paper equipment and machines which construction was completed between 1998 and 2000. Pindo Deli's management believes that as a result of the resolution of start-up difficulties relating to these machines, such significant levels of price discounts for quality claims will not occur in the future. As a result of the lower average realized selling prices for paper and higher purchase prices for Pindo Deli's production input costs, especially imported long-fiber pulp, Pindo Deli's gross profit decreased by 51.8% to approximately US$119.4 million, or a gross profit margin of 15.7%, in 2000 from approximately US$247.7 million, or a gross profit margin of 34.1%, in 1999.

Consolidated operating income in 2000 was approximately US$25.6 million, an 85.0% decrease from the consolidated operating income of US$171.2 million in 1999. Operating income, as a percentage of net sales, was 3.4% for 2000, compared with 23.5% for 1999. Interest expense and other financing cost – net increased 70.3% to approximately US$150.1 million in 2000 from approximately US$88.2 million in 1999 due to higher average interest rates on borrowings and a reduction in the amount of interest capitalized. Foreign exchange loss decreased 33.4% from approximately US$70.6 million in 1999 to approximately US$47.0 million in 2000, primarily due to higher foreign exchange gains from the revaluation of the Yen and Deutsche mark denominated debt as a result of the effect of the appreciation of the U.S. dollar against these currencies. In addition, in 2000, Pindo Deli made a provision for accounts receivable, collection of which it has determined to be doubtful, of approximately US$221.8 million (of which approximately US$119.0 million related to Lontar Papyrus). Of this amount, approximately US$119.0 million (including approximately US$44.1 million at Lontar Papyrus) related to receivables previously discounted to BII.

Pindo Deli's consolidated net loss for 2000 was US$375.8 million, a compared with a consolidated net loss of US$9.2 million for 1999.

As a result of payment of interest, advances for land, increases in working capital and unavailability of working capital funds in the later part of 2000, Pindo Deli's cash, cash equivalents and time deposits fell significantly, from approximately US$297.8 million at December 31, 1999 to approximately US$9.4 million at December 31, 2000.

Principal adjustments to preliminary financial data released in August 2001

Income statement adjustments. Pindo Deli's consolidated net loss of US$375.8 million for 2000 is higher than the preliminary loss of US$328.0 million announced in August 2001 primarily due to an adjustment to Lontar's tax expense. Pindo Deli's preliminary financial data released in August 2001 reflected a tax credit of approximately US$41.9 million. Pindo Deli's management has, however, decided to fully provide against carry forward tax assets due to the uncertainty regarding Pindo Deli's and Lontar's ability to generate future tax profits to realize a benefit from these assets. As a result, Pindo Deli's 2000 financial statements now reflect a tax credit of approximately US$1.5 million rather than the previously reflected credit of US$41.9 million. In addition, Pindo Deli's provision for doubtful debts of approximately US$221.8 million is higher than the preliminary provision for doubtful debts of US$210.0 million announced in August 2001 because Pindo Deli made additional provision for doubtful debts. (See also "PT Lontar Papyrus Pulp & Paper Industry (2000 Compared to 1999)" below).

Balance sheet adjustments.

- *Trade receivables.* Pindo Deli's management decided to reclassify approximately US$136.5 million in export receivables due from related parties within the APP group from accounts receivable – trade. These accounts receivable are guaranteed by APP, which Pindo Deli believes is the only source for payment of the accounts receivables. The collectability of these accounts receivable will depend on the outcome of the restructuring.

- *Other assets.* Pindo Deli's management decided to reclassify approximately US$110.5 million in advances to related parties attributable to the purchase of land adjacent to Pindo Deli's Karawang mills to other assets – net.

- *Current liabilities and long-term debt.* As a result of the defaults on its existing indebtedness, Pindo Deli has reclassified all its long-term debt to current liabilities.

Adjustments to cash flow statement. As a result of the reclassification of the capital expenditure amounting to approximately US$110.5 million attributable to advances to related parties to other assets – long-term receivables, Pindo Deli's 2000 financial statements now reflect a capital expenditure of approximately US$44.9 million rather than the previously reflected capital expenditure of US$145.2 million. In addition, Pindo Deli's EBITDA of approximately negative US$74.1 million is lower than the preliminary EBITDA of negative US$54.4 million announced in August 2001, primarily due to an additional provision for doubtful debts amounting to approximately US$11.8 million.

PT LONTAR PAPYRUS PULP & PAPER INDUSTRY (2000 COMPARED TO 1999)

Lontar Papyrus' net sales for the year ended December 31, 2000 were approximately US$323.4 million, a 49.4% increase from net sales of US$216.5 million for the year ended December 31, 1999. The increase was primarily due to higher sales volume and average realized selling prices for pulp. Lontar Papyrus' gross profit increased 52.7% from approximately US$114.6 million, or a gross profit margin of 52.9%, in 1999 to approximately US$174.9 million, or a gross profit margin of 54.1%, in 2000.

Profit from operations of Lontar Papyrus was approximately US$161.0 million in 2000, a 59.2% increase from profit from operations of approximately US$101.1 million in 1999. Profit from operations, as a percentage of net sales, was 49.8% in 2000, compared with 46.7% in 1999. In 2000, Lontar Papyrus made a provision for accounts receivable, collection of which it has determined to be doubtful, of approximately US$119.0 million. Of this amount, approximately US$44.1 related to receivables previously discounted to BII.

Lontar Papyrus booked an income tax credit of approximately US$1.3 million in 2000, compared to an income tax expense of approximately US$25.1 million in 1999.

Lontar Papyrus' net loss for 2000 was approximately US$66.1 million, a 254.2% increase from net loss of approximately US$18.7 million for 1999.

As a result of repayment of loans maturing in 2000, additional advances to PT Wirakarya Sakti ("***WKS***") of approximately US$51.0 million for the development of their plantation, capital expenditure of approximately US$30.5 million and the unavailability of working capital funds in the latter part of 2000, Lontar Papyrus' cash, cash equivalents and time deposits fell from US$22.9 million at December 31, 1999 to US$2.2 million at December 31, 2000. Lontar Papyrus made the advances to WKS to finance the costs associated with WKS's reforestation and plantation development program under the wood purchase agreement with WKS. The treatment of these advances will depend on the outcome of the restructuring.

Principal adjustments to preliminary financial data released in August 2001

Income statement adjustments. Lontar Papyrus' net loss of US$66.0 million for 2000 is significantly higher than the preliminary loss of US$11.0 million announced in August 2001, primarily due to an adjustment to Lontar Papyrus' income tax expense. Lontar Papyrus' preliminary statements released in August 2001 reflected a tax credit of approximately US$41.7 million. Lontar Papyrus's management has, however, decided to fully provide against carry forward tax assets due to the uncertainty regarding Lontar Papyrus' ability to generate future taxable profits to realize a benefit from these assets. As a result, Lontar Papyrus' 2000 financial statements now reflect a tax expense of approximately US$1.3 million rather than the previously reflected credit. In addition, Lontar Papyrus' provision for doubtful debts of approximately US$119.0 million is higher than the preliminary provision for doubtful debts of US$107.1 million announced in August 2001 because Lontar Papyrus made additional provision for doubtful debts.

Balance sheet adjustments.

- *Advances and prepayments.* Lontar Papyrus' advances and prepayments of approximately US$6.2 million is significantly lower than the preliminary advances and prepayments of US$93.9 million announced in August 2001 , primarily because Lontar Papyrus' management decided to reclassify approximately US$64.7 million in advances to WKS to other assets – net. Lontar Papyrus made these advances under pursuant to its wood purchase agreement with WKS, under which Lontar Papyrus is obligated to finance the costs associated with WKS's reforestation and plantation development in an effort to achieve fiber sustainability.

- *Trade receivables.* Lontar Papyrus' management decided to reclassify approximately US$9.7 million in receivables due from related parties within the APP group from accounts receivable – trade. These accounts receivable are guaranteed by APP, which Lontar Papyrus believes is the only source for payment of the accounts receivables. The collectability of these accounts receivable will depend on the outcome of the restructuring.

- *Other assets.* Lontar Papyrus' other assets – net of approximately US$74.2 million is significantly higher than the preliminary other assets – net of US$0.74 million announced in August 2001, primarily because management decided to reclassify approximately US$64.7 million in advances to WKS (see "—Advances and prepayments" above).

- *Current liabilities and long-term debt.* As a result of the defaults on its existing indebtedness, Lontar Papyrus has reclassified all its long-term debt to current liabilities.

Adjustments to cash flow statement. Lontar Papyrus' EBITDA of approximately US$88.0 million is lower than the preliminary EBITDA of US$98.0 million announced in August 2001, primarily due to an additional provision for doubtful debts amounting to approximately US$11.9 million.

* * * * *

PRODUCTION, SALES VOLUMES AND AVERAGE REALIZED SALES PRICES FOR 2001

The production and sales volumes and the average realized sales prices for the Indonesian Subsidiaries for 1999, 2000 and 2001 are shown below:

Production Volumes
(in thousands of tonnes)

	1999	2000	2001	2001 1Q	2001 2Q	2001 3Q	2001 4Q
Indah Kiat:							
Pulp	1,664	1,777	1,797	469	420	447	462
Paper	583	616	589	139	154	146	149
Packaging	1,177	1,258	979	182	248	267	283
Tjiwi Kimia:							
Paper	946	949	857	175	221	231	231
Stationery	135	155	183	45	58	37	42
Packaging	64	69	52	12	14	12	14
Pindo Deli:							
Paper	623	631	551	108	146	149	149
Tissue	52	45	42	7	9	13	14
Packaging	15	56	47	10	12	13	11
Lontar Papyrus:							
Pulp	503	572	620	153	166	139	162
Tissue	30	43	42	10	12	10	11

Sales Volumes
(in thousands of tonnes)

	1999	2000	2001	2001 1Q	2001 2Q	2001 3Q	2001 4Q
Indah Kiat:							
Pulp	1,127	1,250	1,239	347	286	307	299
Paper	562	577	575	128	160	144	143
Packaging	988	1,091	875	201	215	218	241
Tjiwi Kimia:							
Paper	811	822	709	177	168	188	176
Stationery	132	142	163	43	66	30	24
Packaging	42	48	44	11	11	10	12
Pindo Deli:							
Paper	624	615	557	119	153	149	135
Tissue	43	47	40	9	8	11	12
Packaging	14	45	40	9	10	10	9
Lontar Papyrus:							
Pulp	464	561	581	145	157	131	148
Tissue	26	41	41	10	11	9	11

AVERAGE REALIZED SALES PRICES
(US$ per tonne)

	1999	2000	2001	2001 1Q	2001 2Q	2001 3Q	2001 4Q
Indah Kiat:							
Pulp	412	508	320	353	311	309	303
Paper	798	707	676	712	681	668	647
Packaging	400	448	351	389	354	355	312
Tjiwi Kimia:							
Paper	814	682	703	749	699	686	677
Stationery	1,264	1,298	1,072	1,152	1,038	1,079	1,019
Packaging	387	481	402	431	373	489	314
Pindo Deli:							
Paper	840	723	712	767	706	707	677
Tissue	930	980	968	1,044	958	965	916
Packaging	775	720	556	627	534	555	512
Lontar Papyrus:							
Pulp	410	510	311	334	303	299	310
Tissue	800	805	777	858	786	736	721

* * * * *

APP is one of the world's leading pulp and paper companies. With current pulp capacity of 2.3 million tonnes and paper and packaging capacity of 5.7 million tonnes, it ranks number one in non-Japan Asia. Headquartered in Singapore, APP currently has 16 manufacturing facilities in Indonesia and China and markets its products in more than 65 countries on six continents.

* * * * *

Certain statements made in this press release fall within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the APP Group to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following factors: changes in political, social and economic conditions and the regulatory environment in Indonesia and China; changes in currency exchange rates; changes in market prices for the APP Group's products; changes in the availability or prices of import tariffs and raw materials; changes in our revenue and profitability; changes to our production capacity; changes in industry trends; changes in future capital needs and the availability of financing; changes in customer preferences; demographic changes; changes in competitive conditions and our ability to compete under these conditions; and various other factors beyond our control.

PT INDAH KIAT PULP & PAPER TBK

Preliminary Unaudited Condensed Consolidated Statements of Income
for the nine months ended September 30, 2001 and
Condensed Consolidated Statements of Income for the years ended December 31, 1999 and 2000

(in thousands of U.S. dollars)

	Nine Months Ended September 30, 2001				Year Ended December 31,	
	1Q	2Q	3Q	Total	2000	1999
Net sales	294,066	276,789	269,620	840,475	1,544,275	1,311,521
Cost of goods sold	227,793	219,616	224,543	671,952	1,011,722	768,719
Gross profit	66,273	57,173	45,077	168,523	532,553	542,802
Operating expenses:						
Selling	16,210	13,246	26,571	56,027	107,705	82,185
General and administration	6,102	10,555	10,823	27,480	36,693	26,839
Total operating expenses	22,312	23,801	37,394	83,507	144,398	109,024
Income from operations	43,961	33,372	7,683	85,016	388,155	433,778
Other income (expense):						
Interest expense—net	(72,386)	(74,063)	(73,323)	(219,772)	(249.686)	(140,106)
Foreign exchange gain (loss) – net	38,686	9,453	(46,288)	1,851	43,271	(119,471)
Provision for doubtful debts	-	-	-	-	(413,319)	-
Other – net	(17,647)	(8,176)	(8,169)	(33,992)	(126,585)	(173,673)
Other income (expense)—net	(51,347)	(72,786)	(127,780)	(251,913)	(746,319)	(433,251)
Income (loss) before income taxes	(7,386)	(39,414)	(120,097)	(166,897)	(358,164)	527
Income tax expense (credit)	-	-	-	-	42,519	(3,500)
Income before minority interest	(7,386)	(39,414)	(120,097)	(166,897)	(400,683)	4,027
Minority interest	-	-	-	-	-	-
Net income (loss)	(7,386)	(39,414)	(120,097)	(166,897)	(400,683)	4,027

Financial data as of and for the nine months ended September 30, 2001 is preliminary, unaudited and subject to change.

PT Indah Kiat Pulp & Paper Tbk

Preliminary Unaudited Condensed Consolidated Balance Sheets at September 30, 2001 and Condensed Consolidated Balance Sheets at December 31, 2000 and December 31, 1999

(in thousands of U.S. dollars)

	September 30, 2001	December 31, 2000	December 31, 1999
Current Assets:			
Cash, cash equivalents and short term investments	8,020	58,443	460,065
Accounts receivable:			
Trade – net	511,148	304,762	709,450
Others	30,844	24,301	30,111
Inventories	196,062	305,640	263,652
Advances and prepayments	100,307	109,290	220,023
Total Current Assets	846,381	802,436	1,683,301
Accounts Receivable – trade – related parties	346,777	290,773	-
Property, Plant and Equipment – net	4,198,572	4,335,456	4,177.707
Other Assets – net	325,286	317,542	87,940
Total Assets	5,717,016	5,746,207	5,948,948
Current Liabilities:			
Short-term borrowings	240,393	366,624	203,915
Accounts payable	234,691	143,382	161,132
Other liabilities	435,667	281,256	160,140
Current maturities of long-term debt	2,536,607	2,518,389	781,063
Total Current Liabilities	3,447,358	3,309,651	1,306,250
Deferred Income Tax	60,423	60,423	18,208
Long-term Debt—net of Current Maturities	-	-	1,846,602
Other liabilities	-	-	-
Minority Interest	-	-	-
Stockholders' Equity	2,209,235	2,376,133	2,777,888
Total Liabilities and Stockholders' Equity	5,717,016	5,746,207	5,948,948

Financial data as of and for the nine months ended September 30, 2001 is preliminary, unaudited and subject to change.

PT INDAH KIAT PULP & PAPER TBK

Preliminary Unaudited Condensed Consolidated Selected Cash Flow Information
for the nine months ended September 30, 2001 and
Condensed Consolidated Selected Cash Flow Information
for the years ended December 31, 1999 and 2000

(in thousands of U.S. dollars)

	Nine Months Ended September 30, 2001				Year Ended December 31,	
	1Q	2Q	3Q	Total	2000	1999
Income before income tax and minority interest	(7,386)	(39,414)	(120,097)	(166,897)	(358,164)	527
Interest expense	72,768	74,340	73,528	220,636	282,864	181,519
Depreciation	49,396	49,264	49,025	147,685	184,778	164,303
Amortization	8,552	7,818	7,822	24,192	36,918	11,556
Assets written off	-	-	-	-	32,536	148,617
Foreign exchange loss (gain)	(38,686)	(9,453)	46,288	(1,851)	(43,271)	119,471
EBITDA	84,644	82,555	56,566	223,765	135,661	625,993
CAPEX:						
Capital expenditures	4,304	2,179	4,318	10,801	155,431	114,409
Capitalized interest	-	-	-	-	8,915	57,098
Total	4,304	2,179	4,318	10,801	164,346	171,507
Debt:						
Proceeds from borrowings	-	-	-	-	577,013	268,860
Repayment of borrowings	(79,125)	(26,309)	(22,260)	(127,694)	(1,138,162)	(321,104)
Net proceeds (repayments)	(79,125)	(26,309)	(22,260)	(127,694)	(561,149)	(52,244)
Interest income	382	277	205	864	33,178	41,412

Financial data as of and for the nine months ended September 30, 2001 is preliminary, unaudited and subject to change.

PT PABRIK KERTAS TJIWI KIMIA TBK

Preliminary Unaudited Condensed Consolidated Statements of Income
for the nine months ended September 30, 2001 and
Condensed Consolidated Statements of Income for the years ended December 31, 1999 and 2000

(in thousands of U.S. dollars)

	Nine Months Ended September 30, 2001				Year Ended December 31,	
	1Q	2Q	3Q	Total	2000	1999
Net sales	203,537	205,167	174,591	583,295	827,983	868,254
Cost of goods sold	171,051	164,504	126,937	462,492	770,959	586,476
Gross profit	32,486	40,663	47,654	120,803	57,024	281,778
Operating expenses:						
Selling	16,237	12,450	25,185	53,872	89,905	77,003
General and administration	6,331	5,516	6,832	18,679	22,217	17,599
Total operating expenses	22,568	17,966	32,017	72,551	112,122	94,602
Income from operations	9,918	22,697	15,637	48,252	(55,098)	187,176
Other income (expense):						
Interest expense—net	(30,190)	(29,880)	(29,803)	(89,873)	(108,198)	(75,438)
Foreign exchange gain (loss) – net	12,633	12,346	(18,861)	(6,118)	(3,559)	3,171
Provision for doubtful debts	-	-	-	-	(144,694)	-
Other – net	(361)	194	(525)	(692)	(43,949)	(10,973)
Other income (expense)—net	(17,918)	(17,340)	(49,189)	(84,447)	(300,400)	(83,240)
Income (loss) before income taxes	(8,000)	5,357	(33,552)	(36,195)	(355,498)	103,936
Income tax expense (credit)	0	0	0	0	4,158	(51)
Income before minority interest	(8,000)	5,357	(33,552)	(36,195)	(359,656)	103,987
Minority interest	5	-	-	5	5	2
Net income (loss)	(8,005)	5,357	(33,552)	(36,200)	(359,661)	103,989

Financial data as of and for the nine months ended September 30, 2001
is preliminary, unaudited and subject to change.

PT PABRIK KERTAS TJIWI KIMIA TBK

Preliminary Unaudited Condensed Consolidated Balance Sheets at September 30, 2001 and Condensed Consolidated Balance Sheets at December 31, 2000 and December 31, 1999

(in thousands of U.S. dollars)

	September 30, 2001	December 31, 2000	December 31, 1999
Current Assets:			
Cash, cash equivalents and short term investments	14,266	38,973	179,753
Accounts receivable:			
Trade – net	206,014	40,448	366,548
Others	8,734	5,651	16,552
Inventories	128,865	233,415	204,277
Advances and prepayments	68,698	66,774	66,114
Total Current Assets	426,577	385,261	833,244
Accounts Receivable – trade – related parties	269,182	241,748	-
Property, Plant and Equipment – net	1,372,013	1,419,423	1,461,845
Other Assets – net	117,408	114,718	5,979
Total Assets	2,185,180	2,161,150	2,301,068
Current Liabilities:			
Short-term borrowings	92,709	145,162	16,030
Accounts payable	289,053	237,780	222,945
Other liabilities	177,007	119,981	54,821
Current maturities of long-term debt	1,107,972	1,104,583	46,615
Total Current Liabilities	1,666,741	1,607,506	340,411
Deferred Income Tax	6,240	6,240	2,158
Long-term Debt—net of Current Maturities	-	-	996,464
Other liabilities	1,196	200	45,671
Minority Interest	8	8	2
Stockholders' Equity	510,995	547,196	916,362
Total Liabilities and Stockholders' Equity	2,185,180	2,161,150	2,301,068

Financial data as of and for the nine months ended September 30, 2001 is preliminary, unaudited and subject to change.

PT PABRIK KERTAS TJIWI KIMIA TBK

Preliminary Unaudited Condensed Consolidated Selected Cash Flow Information
for the nine months ended September 30, 2001 and
Condensed Consolidated Selected Cash Flow Information
for the years ended December 31, 1999 and 2000

(in thousands of U.S. dollars)

	Nine Months Ended September 30, 2001				Year Ended December 31,	
	1Q	**2Q**	**3Q**	**Total**	**2000**	**1999**
Income before income tax and minority interest	(8,000)	5,357	(33,552)	(36,195)	(355,498)	103,937
Interest expense	30,383	29,998	29,866	90,247	122,960	92,836
Depreciation	18,009	17,953	17,936	53,898	65,324	57,408
Amortization	1,618	1,633	1,637	4,888	7,283	13,974
Foreign exchange loss (gain)	(12,633)	(12,346)	18,861	(6,118)	3,559	(3,171)
EBITDA	29,377	42,595	34,748	106,720	(156,372)	264,984
CAPEX:						
Capital expenditures	3,168	1,183	3,980	8,331	19,908	28,818
Capitalized interest	-	-	-	-	4,529	27,021
Total	3,168	1,183	3,980	8,331	24,437	55,839
Debt:						
Proceeds from borrowings	-	-	-	-	21,016	167,620
Repayment of borrowings	(32,879)	(16,227)	(3,576)	(52,682)	(45,289)	(226,505)
Net proceeds (repayments)	(32,879)	(16,227)	(3,576)	(52,682)	(24,273)	(58,885)
Interest income	193	119	63	375	14,762	17,398

Financial data as of and for the nine months ended September 30, 2001 is preliminary, unaudited and subject to change.

PT PINDO DELI PULP & PAPER MILLS

Preliminary Unaudited Condensed Consolidated Statements of Income
for the nine months ended September 30, 2001 and
Condensed Consolidated Statements of Income for the years ended December 31, 1999 and 2000

(in thousands of U.S. dollars)

	Nine Months Ended September 30, 2001				Year Ended December 31,	
	1Q	2Q	3Q	Total	2000	1999
Net sales	158,357	164,005	157,924	480,286	760,522	727,315
Cost of goods sold	137,157	136,935	137,504	411,596	641,136	479,603
Gross profit	21,200	27,070	20,420	68,690	119,386	247,712
Operating expenses:						
Selling	11,929	8,563	7,823	28,315	67,428	60,249
General and administration	1,163	2,165	8,133	11,461	26,317	16,241
Total operating expenses	13,092	10,728	15,956	39,776	93,745	76,490
Income from operations	8,108	16,342	4,464	28,914	25,641	171,222
Other income (expense):						
Interest expense—net	(40,801)	(40,098)	(41,728)	(122,627)	(150,108)	(88,162)
Foreign exchange gain (loss) – net	17,100	(9,360)	(5,695)	2,045	(46,994)	(70,598)
Provision for doubtful debts	4,201	4,529	(4,279)	4,451	(221,764)	-
Other – net	(607)	(375)	(355)	(1,337)	2,207	(3,608)
Other income (expense)—net	(20,107)	(45,304)	(52,057)	(117,468)	(416,659)	(162,368)
Income (loss) before income taxes	(11,999)	(28,962)	(47,593)	(88,554)	(391,018)	8,854
Income tax (expense) credit	-	-	-	-	1,516	(21,262)
Income before minority interest	(11,999)	(28,962)	(47,593)	(88,554)	(389,502)	(12,408)
Minority interest	3,409	3,142	(5,263)	1,288	(13,689)	(3,184)
Net income (loss)	(15,408)	(32,104)	(42,330)	(89,842)	(375,813)	(9,224)

Financial data as of and for the nine months ended September 30, 2001 is preliminary, unaudited and subject to change.

PT PINDO DELI PULP & PAPER MILLS

Preliminary Unaudited Condensed Consolidated Balance Sheets at September 30, 2001 and Condensed Consolidated Balance Sheets at December 31, 2000 and December 31, 1999

(in thousands of U.S. dollars)

	September 30, 2001	December 31, 2000	December 31, 1999
Current Assets:			
Cash, cash equivalents and short term investments	6,815	9,436	297,800
Accounts receivable:			
Trade – net	128,027	52,783	259,175
Others	3,247	11,005	31,755
Inventories	139,264	206,397	211,589
Advances and prepayments	26,823	17,182	17,929
Total Current Assets	304,176	296,803	818,248
Accounts Receivable – trade – related parties	148,546	136,502	-
Property, Plant and Equipment – net	1,931,611	1,799,570	1,825,577
Other Assets – net	76,230	181,722	2,967
Total Assets	2,460,563	2,414,597	2,646,792
Current Liabilities:			
Short-term borrowings	65,327	99,333	50,393
Accounts payable	73,350	100,952	79,527
Other liabilities	207,874	149,981	77,999
Current maturities of long-term debt	1,537,675	1,407,309	152,245
Total Current Liabilities	1,884,226	1,757,575	360,164
Deferred Income Tax	45,570	45,570	47,086
Long-term Debt—net of Current Maturities	-	-	1,173,551
Other liabilities	18,962	19,720	74,757
Minority Interest	78,619	77,331	101,020
Stockholders' Equity	433,186	514,401	890,214
Total Liabilities and Stockholders' Equity	2,460,563	2,414,597	2,646,792

Financial data as of and for the nine months ended September 30, 2001 is preliminary, unaudited and subject to change.

PT PINDO DELI PULP & PAPER MILLS

Preliminary Unaudited Condensed Consolidated Selected Cash Flow Information
for the nine months ended September 30, 2001 and
Condensed Consolidated Selected Cash Flow Information
for the years ended December 31, 1999 and 2000

(in thousands of U.S. dollars)

	Nine Months Ended September 30, 2001				Year Ended December 31,	
	1Q	2Q	3Q	Total	2000	1999
Income before income tax and minority interest	(11,999)	(28,962)	(47,593)	(88,554)	(391,018)	8,854
Interest expense	41,006	40,252	41,875	123,133	183,493	105,152
Depreciation	21,097	21,114	22,036	64,247	81,785	76,036
Amortization	1,147	1,110	1,037	3,294	4,668	3,314
Foreign exchange loss (gain)	(17,100)	9,360	5,695	(2,045)	46,994	70,598
EBITDA	34,151	42,874	23,050	100,075	(74,078)	263,954
CAPEX:						
Capital expenditures	2,224	1,947	3,283	7,454	44,873	47,673
Capitalized interest	1,221	1,926	1,468	4,615	10,324	28,042
Total	3,445	3,873	4,751	12,069	55,197	75,715
Debt:						
Proceeds from borrowings	206	-	-	206	466,080	64,897
Repayment of borrowings	(11,805)	(18,126)	(19,174)	(49,105)	(448,548)	(213,455)
Net proceeds (repayments)	(11,599)	(18,126)	(19,174)	(48,899)	17,532	(148,558)
Interest income	205	154	147	506	33,385	16,990

Financial data as of and for the nine months ended September 30, 2001 is preliminary, unaudited and subject to change.

PT LONTAR PAPYRUS PULP & PAPER INDUSTRY

Preliminary Unaudited Condensed Consolidated Statements of Income
for the nine months ended September 30, 2001 and
Condensed Consolidated Statements of Income for the years ended December 31, 1999 and 2000

(in thousands of U.S. dollars)

	Nine Months Ended September 30, 2001				Year Ended December 31,	
	1Q	2Q	3Q	Total	2000	1999
Net sales	58,085	56,551	46,486	161,122	323,440	216,460
Cost of goods sold	37,540	36,765	37,363	111,668	148,498	101,906
Gross profit	20,545	19,786	9,123	49,454	174,942	114,554
Operating expenses:						
Selling	2,345	1,440	1,185	4,970	11,569	11,826
General and administration	65	475	1,451	1,991	2,324	1,579
Total operating expenses	2,410	1,915	2,636	6,961	13,893	13,405
Income from operations	18,135	17,871	6,487	42,493	161,049	101,149
Other income (expense):						
Interest expense—net	(11,598)	(10,715)	(12,356)	(34,669)	(39,477)	(42,895)
Foreign exchange gain (loss) – net	9,736	9,096	(18,079)	753	(61,346)	(50,812)
Provision for doubtful debts	-	-	-	-	(119,034)	-
Other – net	(516)	(566)	(1,062)	(2,144)	(8,497)	(1,019)
Other income (expense)—net	(2,378)	(2,185)	(31,497)	(36,060)	(228,354)	(94,726)
Income (loss) before income taxes	15,757	15,686	(25,010)	6,433	(67,305)	6,423
Income tax expense (credit)	-	-	-	-	1,255	25,073
Income before minority interest	15,757	15,686	(25,010)	6,433	(66,050)	(18,650)
Minority interest	-	-	-	-	-	-
Net income (loss)	15,757	15,686	(25,010)	6,433	(66,050)	(18,650)

Financial data as of and for the nine months ended September 30, 2001 is preliminary, unaudited and subject to change.

PT LONTAR PAPYRUS PULP & PAPER INDUSTRY

Preliminary Unaudited Condensed Consolidated Balance Sheets at September 30, 2001 and Condensed Consolidated Balance Sheets at December 31, 2000 and December 31, 1999

(in thousands of U.S. dollars)

	September 30, 2001	December 31, 2000	December 31, 1999
Current Assets:			
Cash, cash equivalents and short term investments	3,940	2,220	22,862
Accounts receivable:			
Trade – net	64,405	23,037	84,526
Others	2,028	10,771	25,697
Inventories	35,130	38,201	43,108
Advances and prepayments	9,415	6,230	6,143
Total Current Assets	114,918	80,459	182,336
Accounts Receivable – trade – related parties	3,370	9,730	-
Property, Plant and Equipment – net	686,528	711,834	717,624
Other Assets – net	80,492	74,231	384
Total Assets	885,308	876,254	900,344
Current Liabilities:			
Short-term borrowings	22,284	31,178	671
Accounts payable	9,780	10,349	7,278
Other liabilities	42,964	31,020	30,612
Current maturities of long-term debt	368,536	368,396	103,986
Total Current Liabilities	443,564	440,943	142,547
Deferred Income Tax	45,570	45,570	46,825
Long-term Debt—net of Current Maturities	-	-	206,770
Other liabilities	1,589	1,589	-
Minority Interest	-	-	-
Stockholders' Equity	394,585	388,152	504,202
Total Liabilities and Stockholders' Equity	885,308	876,254	900,344

Financial data as of and for the nine months ended September 30, 2001 is preliminary, unaudited and subject to change.

PT Lontar Papyrus Pulp & Paper Industry

Preliminary Unaudited Condensed Consolidated Selected Cash Flow Information
for the nine months ended September 30, 2001 and
Condensed Consolidated Selected Cash Flow Information
for the years ended December 31, 1999 and 2000

(in thousands of U.S. dollars)

	Nine Months Ended September 30, 2001				Year Ended December 31,	
	1Q	2Q	3Q	Total	2000	1999
Income before income tax and minority interest	15,757	15,686	(25,010)	6,433	(67,305)	6,423
Interest expense	11,699	10,783	12,387	34,869	55,451	37,940
Depreciation	9,406	9,404	9,399	28,209	36,334	34,484
Amortization	459	503	525	1,487	2,152	1,662
Foreign exchange loss (gain)	(9,736)	(9,096)	18,079	(753)	61,346	50,812
EBITDA	27,585	27,280	15,380	70,245	87,978	131,321
CAPEX:						
Capital expenditures	734	1,495	674	2,903	30,547	10,960
Capitalized interest	-	-	-	-	-	-
Total	734	1,495	674	2,903	30,547	10,960
Debt:						
Proceeds from borrowings	1,967	1,230	943	4,140	273,840	49,690
Repayment of borrowings	(35)	(7,806)	(5,315)	(13,156)	(204,184)	(69,886)
Net proceeds (repayments)	1,932	(6,576)	(4,372)	(9,016)	69,656	(20,196)
Interest income	101	68	31	200	15,974	850

Financial data as of and for the nine months ended September 30, 2001 is preliminary, unaudited and subject to change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PULP & PAPER COMPANY LTD



By________________________________

Name: Hendrik Tee
Title: Executive Director
Corporate Finance & Chief
Financial Officer

Date: March 12, 2002